File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Monthly Sales Report- October 2006	3

Regulated Announcement for the month of October 2006	4 ~ 5

3Q’06 Investor Conference Presentation Materials & Quarterly Report	6 ~ 9

Signatures	10

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2006.
Sales volume (NT$: Thousand)

Time	Item	2006	2005	Changes	(%)
October	Invoice amount	2,676,235	2,200,636	+475,599	+21.61%
October	Net Sales	2,660,435	2,195,751	+464,684	+21.16%
Funds lent to other parties (NT$: Thousand):

	Bal. As of	Bal. As of
	September, 2006 end	October, 2006 end	Limit of lending
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6,477,993
Endorsements and guarantees (NT$: Thousand):

	Limit of endorsement	October	Bal. As of period end
MXIC	14,914,542	0	1,949,036
MXIC’s subsidiaries	186,937	0	0
MXIC endorses for subsidiaries		0	1,949,036
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$: Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
	Notional Amount	—	—	—	—	—	—	—	1,130,400
Expired Contract	Recognized Amount	—	—	—	—	—	—	—	2,413
4-2 Hedging purpose (for assets / liabilities dominated in foreign currency): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of October 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders;

		Number of
		shares held when
		elected (for
		Directors,	Number of
		Supervisors and	shares held as	Number of shares
		Executive	September	held as
Title	Name	Officers)	30, 2006	October 31, 2006	Changes
Associate Vice President	Y.L.Lin	0	2,670,547	2,643,547	-27,000
Associate Vice President	C.D. Lin	0	1,117,123	1,107,123	-10,000
Associate Vice President	Paul Yeh	0	3,873,418	3,833,418	-40,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
September 30, 2006	September 30, 2006	October 31, 2006	October 31, 2006
1,333,204.7	13,332,047	1,487,784.7	14,877,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of October 2006.
The acquisition of assets:

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Set)	Trade Amount)
2006/10/03	Machinery equipment	1 Batch	EUR$19,593,280	EUR$19,593,280
The disposal of assets: None

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688            Fax: +886 3 563 2888
Oct. 26, 2006
MXIC Reported Q3’06 Financial Results
●	Net sales revenues of NT$6,708 million for the quarter increased by 28 percent sequentially and grew by 27 percent year over year

●	Gross profit of NT$2,415 million with gross margin of 36 percent for the quarter

●	Quarterly operating income of NT$1,093 million

●	Net income before tax of NT$1,091 million for this quarter and accumulative pretax earning is NT$774 million for 2006 first three quarters.

●	EPS is NT$0.37 for the quarter, and 0.27 for the first three quarters; book value is 10.23 per share.

●	Capacity utilization rate is still maintained at 100%.
Hsinchu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) today announced the un-audited financial results of the third quarter of Year 2006. All numbers were prepared in compliance with the R.O.C. GAAP on an unconsolidated basis.
Positive Operating Income and the Record High of Gross Margin in 4 years; Pretax earning is over NT$1,000 million and accumulative pretax earning is NT$774 million for 2006 first three quarters. The book value is NT$10.23 per share.
     The Company announced the third-quarter revenues of NT$6,708 million; with an increase of 28 percent from the NT$5,236 million in the second quarter of Year 2006 and an increase of 27 percent from the third quarter of Year 2005. The sequential revenue growth was due to the increased unit shipment compared to last quarter.
     Gross margin for the quarter was 36 percent compared to 26 percent for the second quarter of Year 2006; and the margin improved significantly from 9 percent for the third quarter of Year 2005. Gross profit for this quarter was NT$2,415 million and hit the record high over the past four consecutive years, primarily resulted from the continuous improvement on cost structure, high capacity utilization rate, the stable price of NOR flash and the increase in the shipment of ROM.
     Operating expenses for this quarter were NT$1,322 million, increase sequentially by NT$191 million, mainly from higher sales expense and more R&D input. Operating income was NT$1,093 million for the third quarter, compared to NT$241 million in the second quarter of 2006 and operating loss of NT$586 million in the third quarter of 2005.
     The net non-operating income was NT$2 million, consisted of the net interest expense of NT$21 million, the recognized investment loss of NT$19 million, the gain on disposal of fixed asset of NT$14 million, the net inventory loss provision of NT$3 million, the net foreign exchange gain of NT$45 million, and. The net other loss was NT$27 million.
The net income before tax was NT$1,091 million, improved significantly from the NT$242 million in the second quarter of Year 2006 and the net loss of NT$85 million in the third quarter of 2005. For the third quarter of Year 2006, the estimated tax provision was NT$0 and the net income after tax was NT$1,091 million. The EPS was NT$0.37, compared to NT$0.08 in the second quarter of Year 2006 and NT$0.03 in the third quarter of Year 2005. The book value is 10.23 per share.

ROM and Flash Counted 49% and 34% of the Net Sales Respectively
     Sales revenue from Flash products accounted for 34 percent of net sales and increased by 3 percent over the quarter with 21 percent increases over the year. The unit shipment of Flash increased by 6 percent, compared to the second quarter of Year 2006, and increased 12 percent year over year. ROM accounted for 49 percent of net sales revenue, increased 79 percent sequentially, and ramped up 28 percent year over year. Sales in SLC products accounted for 5 percent of net sales revenue, decreased by 24 percent sequentially, and increased 19 percent year over year. Sales in SMS products accounted for 11 percent of net sales revenue, increased by 9 percent sequentially with increase of 56 percent year over year.
Capacity Utilization Rate is maintained at 100%
     The products made by 0.18 um, 0.15 um and 0.13 um of the advanced process technology collectively accounted for 75 percent of net sales revenue for the third quarter of Year 2006. Due to the strong seasonal demands of non-volatile memory products in this quarter, capacity utilization rate enhanced to 104 percent for the third quarter of Year 2006.
Liquidity and Financial Highlights
     As of September 30, 2006, The Company had NT$10,050 million in cash and cash equivalents. The cash position would add up to NT$11,898 million including the restricted deposits. The net inventory level slightly decreased by NT$76 million to NT$3,932 million, compared to NT$4,008 for the second quarter of Year 2006.
The total liability decreased to NT$10,438 million, an decrease of NT$5,008 million, compared to NT$15,446 million at the end of June 30, 2006. The Company expected to pay off NT$3,000 million of the corporate bonds in the fourth quarter of the year. Owner’s equity was NT$29,829 million. Depreciation and amortization expenses were NT$1,367 million for the quarter, decreased by NT$114 million, compared to the first quarter of Year 2006. Capital expenditure for the quarter was NT$1,175 million, mainly from the purchases of the equipment for the advanced process technology. Cash flow from operation was NT$1,006 million for the third quarter of Year 2006.

The following tables summarized MXIC’s financial highlights:
Quarterly Income Statements

				QoQ	YoY
	2006/Q3	2006/Q2	2005/Q3	Change	Change
Net Sales Revenue	6,708	5,236	5,269	28%	27%
Gross Profit	2,415	1,372	496	76%	387%
Gross Margin%	36%	26%	9%	—	—
Operating Expenses	(1,322)	(1,131)	(1,082)	17%	22%
Operating Income (Loss)	1,093	241	(586)	353%	(287%)
Net Non-Operating Income (Loss)	(2)	1	670	(298%)	(100%)
Income (Loss) Before Tax	1,091	242	85	351%	1,189%
Income Taxes	0	(10)	0	(100%)	—
Net Income (Loss)	1,091	232	85	370%	1,189%
EPS* (NT$)	0.37	0.08	0.03

*	As of 9/30/2006, the company had 2,912 million weighted average outstanding shares.

*	For details, please refer to the audited financial reports in Q3’06.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2005 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 17, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.
Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,560 people worldwide.
For more information, please visit the Company’s website at www.macronix.com.
Contacts:

Michelle Chang	Douglas Sun
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+03 578 6688 ext. 71233	+03 578 6688 ext. 76632
michellechang@mxic.com.tw	douglassun@mxic.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: November 27, 2006	By:	/s/ Paul Yeh

	Name:	Paul Yeh
	Title:	Associate Vice President of Finance Center